FORM 6-K
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

For February 13, 2003
Commission File Number:   0-30204

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)

                Takebashi Yasuda Bldg., 3-13 Kanda Nishiki-cho,
                       Chiyoda-ku, Tokyo 101-0054, Japan
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F [ X ] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [   ]                No  [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________


     THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX


   Exhibit         Date      Description of Exhibit

     1-1         02/13/2003  IIJ Announces 3 rd Quarter 2002 Results
                             for the Quarter Ended December 31, 2002
                             -- IIJ continues pursuit of broadband strategies for further growth --

EXHIBIT 1-1


Internet Initiative Japan Inc.
February 12, 2003

                                                   For inquiries please contact:
                                                                    Junko Higasa
                                             IIJ Investor/Media Relations Office
                                            ir@iij.ad.jp or +81-3-5259-6500(Tel)

 IIJ Announces 3rd Quarter 2002 Results for the Quarter Ended December 31, 2002
     -- IIJ continues pursuit of broadband strategies for further growth --


Tokyo, February 13, 2003 / New York, February 12, 2003 - Internet
Initiative Japan Inc. (Nasdaq: IIJI) ("IIJ"), one of Japan's leading Internet access and comprehensive network solutions providers, today announced its financial results for the 3rd quarter of the fiscal year ending March 31, 2003 ("fiscal 2002"). On February 13 at 9:00 am (EST), the Company will host a conference call to discuss the results and its outlook. There will be a simultaneous webcast available at www.vcall.com. A replay will also be available at the same URL.

------------------------------------------------------------------------------
The 3rd Quarter of FY2002 Results Summary
----------------------------------------------------------------------------
-- In 3Q02, total revenues totaled to JPY10.6 billion ($89.0 million) despite the prolonged sluggishness of Japan's economy. This represents an increase of 6.3% compared to 3Q01 and no change from 2Q02.
-- IIJ reported an operating loss of JPY567 million ($4.8 million) in 3Q02. This represents a decrease from JPY151 million of operating profit in 3Q01, and a decrease from the JPY194 million operating loss in 2Q02. The results reflected IIJ's evolving strategic initiatives in Japan's growing broadband market, which includes reinforcing IIJ's network infrastructure for broadband transmission.
--  Adjusted EBITDA(1) was JPY349 million.
--  For 4Q02, IIJ expects total revenues to be between JPY12.5 billion
    ($105.3 million) and JPY13.0 billion ($109.5 million), the highest amount of quarterly revenue in IIJ's history. The revenue growth is expected to be driven by a strong Systems Integration (SI) business. The Company expects its operating profitability to improve in 4Q02.
-- For the full 2002 fiscal year, IIJ expects total revenues to grow by approximately 10% compared to fiscal 2001.
-- IIJ is currently preparing for a series of improvements to its capital structure, which will be effective by the end of March 2003.

(1) Adjusted EBITDA represents operating income (loss) plus depreciation and amortization. Adjusted EBITDA is provided because it is a measure commonly used by investors to analyze and compare companies on the basis of operating performance. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for operating income, net income or cash flows from operating activities for purposes of analyzing our operating performance, financial position and cash flows. Our adjusted EBITDA is not necessarily comparable with similarly titled measures for other companies.
     Note: Translations of Japanese yen amounts into US dollars are solely for the convenience of readers outside of Japan and have been made at the rate of JPYX118.75 = US$1, the approximate exchange rate on December 31, 2002.
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
Overview of 3Q02 Results and Business Outlook
--------------------------------------------------------------------------------

Overview

"The 3Q02 results demonstrate that our strategic focus on the "broadband" and "enterprise markets" is successfully contributing to our steady growth, despite the prolonged sluggishness of Japan's economy," said Koichi Suzuki, President and CEO of IIJ. "In the changing environment for IP-based technology, the IIJ Group will continue to strengthen its position as a top IP engineering company, while capitalizing on the demand in the high-end corporate market."

Recently, IIJ acquired various large-scale outsourcing contracts, including contracts with Plala Networks- an affiliate of NTT East, Panasonic hi-ho of Matsushita Electronic group, Hitachi group and Ricoh group.

Operating Profitability

Although IIJ expects improvements in its operating profitability in 4Q02, it has posted operating losses for the past three consecutive quarters. "For our revenues to grow further in fiscal 2003, we decided to pursue a strategy of strengthening our network infrastructure through the construction of the CDN (Content Delivery Network) platform, which is the primary cause of our increased expenses," said Yasuhiro Nishi, CFO of IIJ. "We expect that there is approximately a six to nine month time-lag until such broadband projects becoming profitable. We believe that the current strategy will strengthen our position as a leader in the broadband market in Japan."

Capital Improvement Plan

IIJ is currently preparing for a series of capital improvements that will secure the financial means to allow IIJ to continue the implementation of its growth strategy, which will be effective by the end of March 2003. Details for the plan will be announced when finalized.

Discussion with PoweredCom

IIJ, its 37.9% affiliate Crosswave Communications ("Crosswave") and PoweredCom, Inc. ("PoweredCom") agreed to extend the period for discussions regarding a possible integration of their businesses until the end of March 2003.

Market Prospects

Customer Base

In 3Q02, revenues from IIJ's top 150 customers accounted for approximately half of total revenues. IIJ has been actively cross-selling its Value-added Services, SI services and Data Center Services to existing users of its Dedicated Access Services. Cross-selling rates for 3Q02 are detailed in the following table. Going forward, IIJ expects its strategic marketing focus on Data Center Services to further increase the cross-selling rates.

IIJ Approximate Cross-selling rates among Top150 Customers in 3Q02     (Unit: %)

                                Value-added Service    SI      Data Center
                                                                  Service
============================================================================
Dedicated Access Service                  67           53            25
----------------------------------------------------------------------------
For example, in 3Q02, 67% of customers who use IIJ's Dedicated Access Service also signed up for IIJ's Value-added Service.

Broadband Solutions

In the ISP market, IIJ expects to continue acquiring network-outsourcing contracts from major ISPs and network operators in Japan. In the CATV market, IIJ expects to continue increasing the number of its CATV customers. As of December 2002, the number of CATV operators connected to IIJ was 46, which represents approximately 60% of Japan's CATV Internet market. In the SME (Small and Medium-sized Enterprise) market, IIJ expects to increase the number of contracts in second-tier package services with 10Mbps or 100Mbps access, such as with IIJ Fiber Access/F service. The number of contracts for 3Q02 is provided in Table 1 in the financial section.

Number of broadband subscribers in Japan                       (Unit: Thousand)

Type of broadband connectivity               December 02  September 02  December 01
====================================================================================
ADSL (Asymmetric Digital Subscriber Line)          5,646         4,223        1,525
------------------------------------------------------------------------------------
CATV Internet                                      1,954         1,800        1,303
------------------------------------------------------------------------------------
FTTH (Fiber to The Home )                            206           114           n.a
------------------------------------------------------------------------------------
   Source: Ministry of Public Management, Home Affairs, Posts and Telecommunications.


WAN Solutions

In response to the growing demand in the enterprise WAN (Wide Area Network) market, IIJ continues to maintain its marketing focus on IIJ VPN Standard, a VPN (Virtual Private Network) service for SMEs. At the same time, IIJ is also focusing on supporting sales activities of Crosswave's WAN solution, Wide-area Ethernet Standard, which is for larger-scale customers.

Data Center Solutions

IIJ recently opened two data centers in Yokohama and Saitama. The Company expects the new data centers to function as the hub for the IIJ Group's suite of total network solution services, and to help differentiate the Company from other conventional service providers. As operations for network applications become more mission-critical, IIJ expects revenues from its application gateway services that utilize data center facilities to grow. The IIJ Group's gateway solutions include IIJ Mail Gateway Service (email virus check, email audit and email archive), IIJ Web Filtering Service (web access control) and IIJ ID Gateway Service (remote access to internal network). In February 2003, the IIJ Group acquired a large-scale email-outsourcing contract from the Ricoh group.

Systems Integration (SI) Services

Drawing upon its accumulated experience in component-based SI service offerings, IIJ Technology, IIJ's 64.0% subsidiary specializing in the SI business, announced the development of a new data center service called the Resource on Demand Data Center Service (see details in the "3rd Quarter FY2002 Operating Highlights" section). IIJ is positioning the new DC service as the key feature for data center marketing for the IIJ Group.

Forecasted Financial Performance for 4Q02

For 4Q02, IIJ expects total revenues to be between JPY12.5 billion and JPY13.0 billion, the highest amount of quarterly revenues in IIJ's history. The revenue growth is expected to be driven by strength in the SI business. The Company expects operating profitability to improve in 4Q02. For the full 2002 fiscal year, IIJ expects total revenues to grow by approximately 10% compared to fiscal 2001.

Status of Overview and Business Outlook

This Overview and Business Outlook contains forward-looking statements and projections such as statement regarding 4Q02 total revenues and operating profitability that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, but are not limited to, the factors noted at the end of this release and to the risk factors and other information contained in IIJ's filings on Form 20-F and Form 6-K, as well as other filings and documents furnished to the Securities and Exchange Commission. IIJ plans to keep this press release publicly available on its Web site (www.iij.ad.jp), but may discontinue this practice at any time. IIJ intends to publish its next Overview and Business Outlook in its 4Q02 earnings release, presently scheduled for May 20, 2003. In conjunction with the 3Q02 earnings announcement, IIJ will hold a webcasted conference made available to the public at www.vcall.com.


--------------------------------------------------------------------------------
3rd Quarter FY2002 Operating Highlights
--------------------------------------------------------------------------------

Best Service Provider Award

In December 2002, IIJ was named the "best service provider of year 2002" in a major annual survey conducted by Nikkei Communications, a leading telecom industry trade magazine. According to the survey, which was based on responses from 856 corporations in Japan, IIJ was ranked number one in three of the four total qualifying categories, including "broadband service", "dedicated access service" and "dialup access service."

Ranking of best service provider survey 2002

          Broadband service         Dedicated access service        Dialup access service
---------------------------------------------------------------------------------------------
   1             IIJ                           IIJ                           IIJ
---------------------------------------------------------------------------------------------
   2            Nifty                      Poweredcom                        NEC
---------------------------------------------------------------------------------------------
   3      NTT Communications                  Jens                          Nifty
---------------------------------------------------------------------------------------------
   4             KDDI                 Cable & Wireless IDC                  AT&T
---------------------------------------------------------------------------------------------
   5        Japan Telecom                    Fujitsu                 NTT Communications
---------------------------------------------------------------------------------------------
                                                  Source: Nikkei Communications December 2002


New Service Developments under the Total Network Solutions Approach

Broadband Solutions

In December 2002, IIJ won an outsourcing contract from Plala Networks Inc. ("Plala"), one of Japan's leading ISPs (Internet Service Provider), and an affiliate of NTT East. By utilizing a part of the CDN platform, IIJ provides network infrastructure and account management functions for Plala's new service for the retail market. Revenues from CDN services are recognized as a part of the "Connectivity and value-added services" and "Systems integration services" categories in IIJ's financial statements, depending on the specific service requirements.

WAN Solutions

In November 2002, IIJ launched an Internet-VPN service called "IIJ VPN Standard", which enables corporate customers to construct private networks by utilizing inexpensive broadband access lines such as ADSL and FTTH. Revenues from this service are recognized as Value-added services in IIJ's financial statements. In addition, IIJ expects revenues to increase for its Connectivity Services since customers also need Internet connectivity for their VPN constructions.

Data Center Solutions

In November 2002, IIJ announced that it would begin a new data center service called "Resource on Demand DC Service" starting February 2003. The new service will be comprised of various network, facility and engineering resources that enable customers to utilize these resources as much as they need, whenever they need. Fees for the service will depend on customer requirements.

Security Solutions

In December 2002, IIJ started a low-cost managed firewall service called
"IIJ Security Lite" that targets SMEs. Also in December 2002, IIJ started a free security scanning service called "Network Sweep", which is a promotional service and is available to all customers of IIJ's security services at no extra charge. Revenues from IIJ security solutions are recognized under "Connectivity and Value-added Services" in IIJ's financial statements.

Router Solutions

In November 2002, IIJ introduced a new router product called "SEIL/neu ATM", which provides various control functions that are optimized for high quality ATM (Asynchronous Transfer Mode)-based networks for enterprises and telecom carriers. Revenue from SEIL/neu ATM is recognized as a part of the "Equipment Sales" category in IIJ's financial statements.

Network Infrastructure Development

In 3Q02, IIJ increased the capacity of eleven of its domestic backbone network lines. IIJ also upgraded its US backbone network that runs between Los Angeles, California and Ashburn, Virginia.

R&D (IPv6)

With IPv6 multicast streaming technologies, IIJ broadcasted a part of the Global IPv6 Summit programs in December 2002, which marked the first time in Japan that the IPv6 multicast streaming technologies were used nationwide for IPv6 users, including consumer households.

Key Developments of IIJ Group Companies

Asia Internet Holding Co., Ltd., the Company's 26.7% affiliate, has completed a capacity increase for it's link with Malaysia's Jaring to 45Mbps. Jaring is one of the largest ISPs in Malaysia.

IIJ America Inc., the Company's 91.3% owned subsidiary, launched a new security monitoring service called "Security CheckUp" for companies in the U.S. The new service scans for security holes in customers' servers and enterprise networks.

IIJ Media Communications, the Company's 50.1% owned subsidiary, launched
"Easy Pack Live", an economical Internet broadcasting service. Revenues from the IIJ-MC service are recognized as a part of the "Systems Integration" category in IIJ's income statement.

Internet Multifeed Co., the Company's 26.0% owned affiliate, announced that it would introduce Japan's first 10Gbps ethernet interface as a part of its JPNAP Service, Japan's major distributed IX (Internet exchange) service, starting in January 2003.

--------------------------------------------------------------------------------
3rd Quarter FY2002 Financial Results
--------------------------------------------------------------------------------

Revenues

Revenues in 3Q02 totaled JPY10,564 million, an increase of 6.3% compared to 3Q01, though flat compared to 2Q02.

Connectivity services and value-added services revenues were JPY5,561 million in 3Q02, a decrease of 1.0% compared to 3Q01 and a decrease of 2.4% compared to 2Q02.

Dedicated access services revenues were JPY3,404 million in 3Q02, a decrease of 3.8% compared to 3Q01 and a decrease of 4.0% compared to 2Q02. IP services, including Data center connectivity services, decreased 4.1% in 3Q02 compared to 2Q02, due to the cancellation by a telecom service arm of a regional electric power company. Conventional second-tier services, IIJ Economy Service (64-128kbps) and IIJ T1 Standard Service (1.5Mbps), also decreased, because customers in the category have gradually been migrating to new services such as the IIJ FiberAccess/F service (10-100Mbps) and IIJ DSL/F service (1.5-12Mbps).

Dial-up access service revenues were JPY776 million in 3Q02, a decrease of 12.2% compared to 3Q01 and a decrease of 2.0% compared to 2Q02. The decline in revenues from Dial-up access services has been offset by the steady revenue growth of IIJ's various OEM services, which include NTT's regional L-mode service and other network services through the CDN platform.

Value-added services revenues increased 12.4% to JPY913 million in 3Q02 compared to 3Q01 and 2.2% compared to 2Q02. These increases were mainly due to the revenue growth of security related services.

Systems integration services revenues increased 8.6% to JPY3,684 million in 3Q02 compared to 3Q01 and 19.1% compared to 2Q02, as revenues from customers in the financial service sector continued to increase steadily.

Equipment sales revenues were JPY1,319 million in 3Q02, an increase of 42.2% compared to 3Q01 and a decrease of 25.7% compared to 2Q02.

Table 1. Number of Contracts

Internet Access Services                                      3Q02          2Q02          3Q01
===============================================================================================
IP Service            64kbps - 128kbps                         130            111          176
-----------------------------------------------------------------------------------------------
                      192kbps - 768kbps                         37             30           46
-----------------------------------------------------------------------------------------------
                      1Mbps - 2Mbps                            279            266          269
-----------------------------------------------------------------------------------------------
                      3Mbps - 1.2Gbps                          212            205          131
-----------------------------------------------------------------------------------------------
Internet Data Center Connectivity Services(2)                  139            129          100
-----------------------------------------------------------------------------------------------
Others(3)                                                    3,922          3,568        2,516
===============================================================================================
Total Dedicated Access Services Contracts                    4,719          4,309        3,238
===============================================================================================

(2) The figures of Internet data center connectivity services do not include contracts for data center housing services.
(3) Others include, IIJ FiberAccess/F, IIJ Ethernet Standard, IIJ DSL/F, IIJT1 Standard and IIJ Economy.


-----------------------------------------------------------------------------------------------
IIJ4U (dialup services for individuals)                     82,193         84,432       91,924
-----------------------------------------------------------------------------------------------
Others                                                     370,543        309,950      114,676
===============================================================================================
Total Dial-up Access Services Contracts                    452,736        394,382      206,600
===============================================================================================


Table 2. Revenue Breakdown in Dedicated Access Services        (JPY in millions)

                                             3Q02          2Q02          3Q01
------------------------------------------------------------------------------
Total IP Service + DC connectivity           2,548          2,657       2,520
------------------------------------------------------------------------------
Others                                         856            889       1,020
------------------------------------------------------------------------------

Table 3. Contracted Bandwidth                       (Unit: Giga bits per second)


                                             3Q02          2Q02          3Q01
------------------------------------------------------------------------------
Dedicated Access Services                     23.3           18.0         7.7
------------------------------------------------------------------------------
Internet Data Center Connectivity Service      7.0            4.7         0.7
==============================================================================
Total Contracted Bandwidth                    30.3           22.7         8.4
==============================================================================

Cost and expenses

Cost of total revenues was JPY9,607 million in 3Q02, an increase of 13.4% compared to 3Q01, and an increase of 2.1% compared to 2Q02.

Backbone Costs

International backbone costs were JPY432 million, a decrease of 19.4% compared to 3Q01 and a decrease of 3.6% compared to 2Q02.

Domestic backbone costs were JPY902 million, an increase of 16.7% compared to 3Q01 and an increase of 10.7% compared to 2Q02. These increases were a result of an increase in connection fees with NTT's regional access networks (Flets), along with the implementation of its broadband strategy to strengthen its backbone network for providing various broadband network services and solutions nationwide.

Table 4. Backbone Costs                                        (JPY in millions)


                                         3Q02          2Q02          3Q01
-------------------------------------------------------------------------
International Backbone Costs              432            448         536
-------------------------------------------------------------------------
Domestic Backbone Costs                   902            815         772
-------------------------------------------------------------------------

Cost of SI (Systems Integration) revenues

Cost of SI revenues was JPY3,173 million in 3Q02, an increase of 10.7% compared to 3Q01 and an increase of 18.3% compared to 2Q02. The gross margin ratio for SI deteriorated to 13.9% in 3Q02 compared to 15.5% in 3Q01, but improved from 13.3% in 2Q02.

Sales and Marketing Expenses

Sales and marketing expenses were JPY894 million in 3Q02, an increase of 21.7% compared to 3Q01 and an increase of 20.3% compared to 2Q02. These increases were a result of the increase in promotional expenses for the CDN platform services and bad debt expenses of JPY50 million for certain customers.

General and administrative expenses

General and administrative expenses were JPY512 million in 3Q02, an increase of 3.7% compared to 3Q01 but a decrease of 0.5% compared to 2Q02.

Operating loss

Primarily as a result of the decrease of Dedicated access service revenues and the increase of domestic backbone costs and sales and marketing expenses, the operating loss increased to JPY567 million in 3Q02 compared to operating income of JPY151 million in 3Q01 and a loss of JPY194 million in 2Q02. The operating income (loss)-to-revenue ratio for 3Q02 was (-)5.4%, compared to 1.5% in 3Q01, and to (-)1.8% in 2Q02.

Other expenses

Other expenses for 3Q02 were JPY228 million, compared to JPY114 million in 3Q01 and JPY160 million in 2Q02. IIJ recorded a foreign exchange loss of JPY35 million on dollar denominated monetary assets due to the appreciation of the Japanese Yen against the U.S. dollar in 3Q02. This compared to exchange gain of JPY379 million in 3Q01 and to exchange gain of JPY54 million in 2Q02. In 3Q01, IIJ recorded a JPY299 million of impairment loss on marketable equity security investment, which offset a foreign exchange gain of JPY379 million.

Income tax expense

Income tax expense for 3Q02 was JPY138 million, compared to benefit of JPY154 million in 3Q01 and an expense of JPY515 million in 2Q02. This is a result of an increase in the valuation allowance for deferred tax assets attributable primarily to the income tax effect of decreasing unrealized gains during the quarter on certain available-for-sale-securities.

Equity in net loss of equity method investees

Equity in net loss of equity method investees amounted to JPY1,375 million in 3Q02, compared to JPY1,218 million in 3Q01, and JPY1,480 million in 2Q02. This is mostly attributed to the equity loss in Crosswave.

Net loss

Net loss was JPY2,266 million in 3Q02, compared to JPY1,030 million in 3Q01 and JPY2,326 million in 2Q02. Basic net loss per ADS equivalent was JPY(-)50.40 in 3Q02, compared to JPY(-)22.91 in 3Q01 and JPY(-)51.74 in 2Q02.


Table 5. Other Financial Statistics                            (JPY in millions)


                                             3Q02         2Q02         3Q01
----------------------------------------------------------------------------
Adjusted EBITDA                               349          662          904
----------------------------------------------------------------------------
CAPEX, including capitalized leases         1,519        1,504          804
----------------------------------------------------------------------------
Depreciation and amortization(4)              943          884          783
----------------------------------------------------------------------------

(4) Depreciation and amortization includes amortization of issuance cost of convertible notes.


--------------------------------------------------------------------------------
Company Information
--------------------------------------------------------------------------------

Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) is
Japan's leading Internet-access and comprehensive network solutions provider. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. Services range from the delivery of new generation network services over an optical-fiber infrastructure that is optimized for data communications, to the construction of pan-Asian IP backbone networks. The company also offers high-quality systems integration and security services, internet access, hosting/housing, and content design.

Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding 4Q02 and fiscal year 2002 total revenues and operating profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's expectation that net losses will continue; IIJ's ability to raise additional capital to cover its accumulated deficit; IIJ's ability to continue to increase subscribers to its connectivity services, particularly at higher bandwidths; IIJ's ability to generate significant revenues from its other services such as systems integration; the success of IIJ's investments in Crosswave; the ability to compete in a rapidly evolving and competitive marketplace; the impact of technological changes in its industry; and other risks referred to from time to time in IIJ's filings on Form 20F of its annual report and other filings with the United States Securities and Exchange Commission.

                                Tables to follow



                                                      INTERNET INITIATIVE JAPAN INC.                                      Appendix 1
--------------------------------------------------------------------------------------------------------------------
                                               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
--------------------------------------------------------------------------------------------------------------------
                                           For the Three Months Ended Dec 31, 2002, Dec 31, 2001 and Sept 30, 2002
                         (Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD) Except for Per Share and ADS Data) (1)
                                             Year-over-year Comparison                       Sequential Comparison
                                   Dec 31, 2002                     Dec 31, 2001                         Sept 30, 2002
                         --------------------------------- -------------------------------  ----------------------------------------
                                                    % of                 % of                               % of
                                                   Total                 Total      YOY                     Total          QOQ
                           USD (1)        JPY     Revenues     JPY     Revenues    Chg %        JPY       Revenues        Chg %
                         ------------ ----------- -------- ----------- --------- ---------  ------------ ----------- ---------------
Revenues:
      Connectivity and
       value-added
       services:
      Dedicated access
       services(2)            28,665   3,404,016     32.2%  3,539,924      35.6%    (3.8%)    3,546,372        33.6%          (4.0%)
      Dial-up access
       services                6,536     776,173      7.4     883,698       8.9     (12.2)      791,738         7.5            (2.0)
      Value-added
       services(2)             7,690     913,152      8.6     812,157       8.2      12.4       893,135         8.4             2.2
      Other                    3,938     467,629      4.4     379,188       3.8      23.3       467,976         4.4            (0.1)
                         ------------ ----------- -------- ----------- --------- ---------  ------------ ----------- ---------------
            Total
             connectivity
             and value-
             added
             services         46,829   5,560,970     52.6   5,614,967      56.5      (1.0)    5,699,221        53.9            (2.4)

      Systems integration
       revenues               31,023   3,683,978     34.9   3,391,122      34.2       8.6     3,094,168        29.3            19.1
      Equipment sales         11,104   1,318,630     12.5     927,545       9.3      42.2     1,774,953        16.8           (25.7)
                         ------------ ----------- -------- ----------- --------- ---------  ------------ ----------- ---------------
           Total revenues     88,956  10,563,578    100.0   9,933,634     100.0       6.3    10,568,342       100.0             0.0
                         ------------ ----------- -------- ----------- --------- ---------  ------------ ----------- ---------------

Costs and expenses:
Cost of connectivity and
 value-added services         43,620   5,179,920     49.0   4,774,788      48.1       8.5     5,081,186        48.1             1.9
Cost of systems
 integration revenues         26,722   3,173,211     30.0   2,865,601      28.8      10.7     2,681,946        25.3            18.3
Cost of equipment sales       10,561   1,254,073     11.9     832,972       8.4      50.6     1,648,106        15.6           (23.9)
                         ------------ ----------- -------- ----------- --------- ---------  ------------ ----------- ---------------
           Total costs        80,903   9,607,204     90.9   8,473,361      85.3      13.4     9,411,238        89.0             2.1

Sales and marketing            7,531     894,340      8.5     734,623       7.4      21.7       743,230         7.0            20.3
General and
 administrative                4,308     511,604      4.9     493,327       5.0       3.7       514,082         4.9            (0.5)
Research and development         985     116,950      1.1      80,946       0.8      44.5        93,574         0.9            25.0
                         ------------ ----------- -------- ----------- --------- ---------  ------------ ----------- ---------------
           Total costs
            and expenses      93,727  11,130,098    105.4   9,782,257      98.5      13.8    10,762,124       101.8             3.4

                         ------------ ----------- -------- ----------- --------- ---------  ------------ ----------- ---------------
Operating income (loss)       (4,771)   (566,520)    (5.4)    151,377       1.5    (474.2)     (193,782)       (1.8)          192.3
                         ------------ ----------- -------- ----------- --------- ---------  ------------ ----------- ---------------

Other expenses                (1,920)   (228,058)    (2.1)   (113,705)     (1.1)    100.6      (160,247)       (1.5)           42.3

                         ------------ ----------- -------- ----------- --------- ---------  ------------ ----------- ---------------
Income(Loss) before
 income tax
 expense(benefit)             (6,691)   (794,578)    (7.5)     37,672       0.4  (2,209.2)     (354,029)       (3.3)          124.4
                         ------------ ----------- -------- ----------- --------- ---------  ------------ ----------- ---------------

Income tax
 expense(benefit)              1,161     137,936      1.3    (154,239)     (1.5)   (189.4)      514,872         4.9           (73.2)
Minority interests in
 consolidated
 subsidiaries                    352      41,813      0.4      (3,985)      0.0  (1,149.3)       23,146         0.2            80.6
Equity in net loss of
 equity method investees     (11,582) (1,375,338)   (13.0) (1,217,755)    (12.3)     12.9    (1,480,411)      (14.0)           (7.1)

                         ------------ ----------- -------- ----------- --------- ---------  ------------ ----------- ---------------
Net loss                     (19,082) (2,266,039)  (21.4%) (1,029,829)   (10.4%)    120.0%   (2,326,166)     (22.0%)          (2.6%)
                         ============ =========== ======== =========== ========= =========  ============ =========== ===============

Basic Net Loss Per Share                (100,802)             (45,811)                         (103,477)
Basic Net Loss Per ADS
 Equivalent                               (50.40)              (22.91)                           (51.74)
Weighted Average Number
 of Shares                                22,480               22,480                            22,480
Weighted Average Number
 of ADS Equivalents                   44,960,000           44,960,000                        44,960,000

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Dec 31, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 118.75 =$1, the approximate rate of exchange on Dec 31, 2002.

Note (2): IIJ datacenter connectivity services revenues have been reclassified from value added services revenues into dedicated access services revenues since the 1st quarter of FY2002. The 3rd quarter of FY2001 presented has been reclassified to conform to the current presentation and such reclassification resulted in an increase of dedicated access services revenues by Y201,554, as compared to the previous classification method.


                                        INTERNET INITIATIVE JAPAN INC.                                        Appendix 2
------------------------------------------------------------------------------------------------------------------------
                              CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
------------------------------------------------------------------------------------------------------------------------
                           For the Nine Months Ended Dec 31, 2002 and Dec 31, 2001
      (Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD) Except for Per Share and ADS Data) (1)

                                                                              Year-over-year Comparison
                                                                  Dec 31, 2002                     Dec 31, 2001
                                                       -----------------------------------------------------------------
                                                                                   % of                 % of
                                                                                  Total                Total     YoY
                                                         USD (1)        JPY      Revenues     JPY     Revenues  Chg %
                                                       -----------------------------------------------------------------
Revenues:
      Connectivity and value-added services:
      Dedicated access services(2)                          88,200   10,473,722      33.8% 10,660,201    38.3%    (1.7%)
      Dial-up access services                               20,128    2,390,179       7.7   2,799,812    10.1     (14.6)
      Value-added services(2)                               22,497    2,671,448       8.6   2,276,654     8.2      17.3
      Other                                                 11,322    1,344,530       4.4   1,134,795     4.1      18.5
                                                       -----------------------------------------------------------------
            Total connectivity and value-added services    142,147   16,879,879      54.5  16,871,462    60.7       0.0

      Systems integration revenues                          85,113   10,107,204      32.6   9,023,339    32.5      12.0
      Equipment sales                                       33,634    3,994,039      12.9   1,900,038     6.8     110.2
                                                       -----------------------------------------------------------------
                              Total revenues               260,894   30,981,122     100.0  27,794,839   100.0      11.5
                                                       -----------------------------------------------------------------

Costs and expenses:
Cost of connectivity and value-added services              129,294   15,353,621      49.6  14,689,111    52.9       4.5
Cost of systems integration revenues                        74,463    8,842,530      28.5   7,579,795    27.3      16.7
Cost of other equipment sales                               31,816    3,778,191      12.2   1,674,735     6.0     125.6
                                                       -----------------------------------------------------------------
                      Total costs                          235,573   27,974,342      90.3  23,943,641    86.2      16.8

Sales and marketing                                         20,101    2,386,931       7.7   2,373,208     8.5       0.6
General and administrative                                  12,994    1,543,002       5.0   1,359,149     4.9      13.5
Research and development                                     2,537      301,304       1.0     251,280     0.9      19.9
                                                       -----------------------------------------------------------------
               Total costs and expenses                    271,205   32,205,579     104.0  27,927,278   100.5      15.3

                                                       -----------------------------------------------------------------
Operating loss                                             (10,311)  (1,224,457)     (4.0)   (132,439)   (0.5)    824.5
                                                       -----------------------------------------------------------------

Other expenses                                              (7,656)    (909,141)     (2.9)   (605,448)   (2.2)     50.2

                                                       -----------------------------------------------------------------
Loss before income tax expense                             (17,967)  (2,133,598)     (6.9)   (737,887)   (2.7)    189.1
                                                       -----------------------------------------------------------------

Income tax expense                                           6,856      814,109       2.6   1,239,416     4.4     (34.3)
Minority interests in consolidated subsidiaries              1,111      131,909       0.4      33,316     0.1     295.9
Equity in net loss of affiliated companies                 (36,812)  (4,371,424)    (14.1) (3,835,479)  (13.8)     14.0

                                                       -----------------------------------------------------------------
Net loss                                                   (60,524)  (7,187,222)   (23.2%) (5,779,466) (20.8%)     24.4%
                                                       =================================================================

Basic Net Loss Per Share                                               (319,716)             (257,094)
Basic Net Loss Per ADS Equivalent                                       (159.86)              (128.55)
Weighted Average Number of Shares                                        22,480                22,480
Weighted Average Number of ADS Equivalents                           44,960,000            44,960,000

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the year ended Dec 31, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY
     118.75 =$1, the approximate rate of exchange on Dec 31, 2002.

Note (2): IIJ datacenter connectivity services revenues have been reclassified from value added services revenues into dedicated access services revenues since the 1st quarter of FY2002. The 3rd quarter of FY2001 presented has been reclassified to conform to the current presentation and such reclassification resulted in an increase of dedicated access services revenues by Y503,763, as compared to the previous classification method. *T



                                             INTERNET INITIATIVE JAPAN INC.                                   Appendix 3
------------------------------------------------------------------------------------------------------------------------
                                        CONSOLIDATED BALANCE SHEETS (UNAUDITED)
------------------------------------------------------------------------------------------------------------------------
                                   As of Dec 31, 2002, Dec 31, 2001 and Sept 30, 2002
                       (Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)) (1)

                                                           Dec 31, 2002            Dec 31, 2001        Sept 30, 2002
                                             --------------------------------- ------------------- --------------------
                                                USD (1)        JPY           %     JPY           %      JPY           %
                                             ------------- ------------ ------ ------------ ------ ------------- ------
ASSETS
------
Current Assets:
Cash                                               35,963    4,270,613   11.4%  11,166,077   25.9%    4,772,753   12.2%
Accounts receivable, net                           61,517    7,305,169   19.5    5,830,688   13.5     7,844,256   20.1
Inventories                                         6,854      813,863    2.2      228,063    0.5       415,771    1.1
Prepaid expenses                                    7,434      882,854    2.4      806,515    1.9       498,668    1.3
Other current assets                                1,144      135,828    0.4      425,411    1.0       141,923    0.3

                                             ------------- ------------ ------ ------------ ------ ------------- ------
            Total current assets                  112,912   13,408,327   35.9   18,456,754   42.8    13,673,371   35.0

Investments in and Advances to Equity Method
 Investees                                         38,085    4,522,602   12.1   10,386,964   24.1     5,896,219   15.1
Other Investments                                  29,151    3,461,695    9.2    4,814,114   11.1     3,751,532    9.6
Property and Equipment, net                        74,932    8,898,123   23.8    7,609,238   17.6     8,617,873   22.1
Restricted Cash(2)                                 42,105    5,000,000   13.4            0    0.0     5,000,000   12.8
Guarantee Deposits                                 11,533    1,369,596    3.7    1,263,819    2.9     1,392,519    3.6
Other Assets                                        5,895      699,998    1.9      638,652    1.5       706,828    1.8

                                             ------------- ------------ ------ ------------ ------ ------------- ------
            Total assets                          314,613   37,360,341  100.0%  43,169,541  100.0%   39,038,342  100.0%
                                             ============= ============ ====== ============ ====== ============= ======

LIABILITIES AND
---------------
            SHAREHOLDERS' EQUITY
            --------------------
Current Liabilities:
Short-term borrowings                              37,979    4,510,000   12.1%   3,700,214    8.6%    4,832,286   12.4%
Accounts payable                                   49,287    5,852,779   15.7    3,428,098    7.9     5,131,068   13.1
Accrued expenses                                    3,068      364,366    1.0      292,996    0.7       271,557    0.7
Other current liabilities                           4,806      570,719    1.5      696,682    1.6       442,564    1.1
Long-term borrowings-current portion               10,105    1,200,000    3.2    1,200,000    2.8     1,400,000    3.6
Capital lease obligations-current portion          20,419    2,424,701    6.5    1,928,505    4.5     2,271,145    5.8

                                             ------------- ------------ ------ ------------ ------ ------------- ------
            Total current liabilities             125,664   14,922,565   40.0   11,246,495   26.1    14,348,620   36.7

Long-term Borrowings                               28,631    3,400,000    9.1    3,600,000    8.3     3,400,000    8.7
Convertible Notes                                 126,316   15,000,000   40.1   15,000,000   34.7    15,000,000   38.4
Capital Lease Obligations-Noncurrent               29,163    3,463,132    9.3    2,969,253    6.9     3,250,922    8.4
Accrued Retirement and Pension Costs                  632       75,047    0.2      126,085    0.3        83,058    0.2
Other Noncurrent Liabilities                        1,557      184,847    0.5       34,238    0.1       153,993    0.4

                                             ------------- ------------ ------ ------------ ------ ------------- ------
            Total liabilities                     311,963   37,045,591   99.2   32,976,071   76.4    36,236,593   92.8
                                             ------------- ------------ ------ ------------ ------ ------------- ------

Minority Interest                                   7,586      900,837    2.4    1,023,897    2.4       942,650    2.4
                                             ------------- ------------ ------ ------------ ------ ------------- ------

Shareholders' Equity:
Common stock                                       59,641    7,082,336   18.9    7,082,336   16.4     7,082,336   18.1
Additional paid-in capital                        143,733   17,068,353   45.7   17,068,353   39.5    17,068,353   43.7
Accumulated deficit                              (213,859) (25,395,691) (68.0) (16,541,800) (38.3)  (23,129,652) (59.2)
Accumulated other comprehensive income              5,549      658,915    1.8    1,560,684    3.6       838,062    2.2

                                             ------------- ------------ ------ ------------ ------ ------------- ------
            Total shareholders' equity             (4,936)    (586,087)  (1.6)   9,169,573   21.2     1,859,099    4.8

                                             ------------- ------------ ------ ------------ ------ ------------- ------
            Total liabilities and
             shareholders' equity                 314,613   37,360,341  100.0%  43,169,541  100.0%   39,038,342  100.0%
                                             ============= ============ ====== ============ ====== ============= ======

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to Dec 31, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY118.75 =$1, the approximate rate of exchange on Dec 31, 2002.

Note (2): At the end of May, 2002, IIJ deposited Y5 billion into a restricted account with a participating bank under
          Cash Deficiency Support Agreement with Crosswave and four Japanese commercial banks.


                                               INTERNET INITIATIVE JAPAN INC.                         Appendix 4
                                               ------------------------------
                                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
-----------------------------------------------------------------------------------------------------------------
                     For the Three Months Ended Dec 31, 2002, Dec 31, 2001 and Sept 30, 2002
                    (Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)) (1)

                                                               Dec 31, 2002           Dec 31, 2001  Sept 30, 2002
                                                         -------------------------   ----------------------------
                                                           USD (1)         JPY            JPY            JPY
                                                         ------------  -----------   -------------- -------------
Operating Activities:
        Net loss                                             (19,083)  (2,266,039)      (1,029,829)   (2,326,166)
        Depreciation and amortization                          7,940      942,854          783,194       883,732
        Equity in net loss of equity method investees         11,582    1,375,338        1,217,755     1,480,411
        Minority interests in net (loss) income of
         consolidated subsidiaries                              (352)     (41,813)           3,985       (23,146)
        Foreign exchange losses (gains)                          276       32,834         (379,315)      (39,060)
        Losses on other investments                                -            -          299,428        13,620
        Decrease (increase) in accounts receivable             4,160      493,961          175,291      (972,056)
        Increase (decrease) in accounts payable                8,707    1,033,939       (1,103,244)        7,462
        Decrease (increase) in inventories                    (3,352)    (398,092)         784,340      (142,950)
        Deferred income taxes                                  1,113      132,230         (159,611)      509,228
        Other                                                   (446)     (52,956)          (8,113)       (8,051)
                                                         ------------  -----------   -------------- -------------
        Net cash provided by (used in) operating
         activities                                           10,545    1,252,256          583,881      (616,976)
                                                         ------------  -----------   -------------- -------------

Investing Activities:
        Purchase of property and equipment                    (4,254)    (505,169)        (162,852)     (222,308)
        Investments in and advances to equity method
         investees                                                 -            -          (17,497)            -
        Purchase of other investments                           (239)     (28,377)               -       (33,294)
        (Payment) refund of guarantee deposits-net               194       22,972         (373,471)      (87,518)
        Other                                                   (257)     (30,506)          (7,718)        2,953
                                                         ------------  -----------   -------------- -------------
        Net cash used in investing activities                 (4,556)    (541,080)        (561,538)     (340,167)
                                                         ------------  -----------   -------------- -------------

Financing Activities:
        Repayments of long-term borrowings                    (1,684)    (200,000)               -             -
        Principal payments under capital leases               (5,487)    (651,546)        (530,423)     (601,144)
        Net increase (decrease) in short-term borrowings      (2,714)    (322,254)         (70,231)      282,164
                                                         ------------  -----------   -------------- -------------
        Net cash used in financing activities                 (9,885)  (1,173,800)        (600,654)     (318,980)
                                                         ------------  -----------   -------------- -------------

Effect of Exchange Rate Changes on Cash                         (333)     (39,516)         332,421        34,183

                                                         ------------  -----------   -------------- -------------
Net Decrease in Cash                                          (4,229)    (502,140)        (245,890)   (1,241,940)
                                                         ------------  -----------   -------------- -------------

Cash, Beginning of Period                                     40,192    4,772,753       11,411,967     6,014,693

                                                         ------------  -----------   -------------- -------------
Cash, End of Period                                           35,963    4,270,613       11,166,077     4,772,753
                                                         ============  ===========   ============== =============

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended
          Dec 31, 2002 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY118.75 =$1, the approximate rate of exchange on Dec 31, 2002.


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               Internet Initiative Japan Inc.

Date: February 13, 2002        By:   /s/ Koichi Suzuki
                               --------------------------------
                                         Koichi Suzuki
                                         President, Chief Executive Officer and
                                         Representative Director